October 2, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	QR Energy, LP

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 6, 2013

File No. 1-35010

Ladies and Gentlemen:

Set forth below are the responses of QR Energy, LP, a Delaware limited partnership (the “QR Energy,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2013, with respect to QR Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on March 6, 2013, File No. 1-35010 (the “2012 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2012

Selected Financial Data, page 67

Non-GAAP Financial Measures, page 68

Adjusted EBITDA, page 68

1.	We note you have included an adjustment for “loss on modification of derivative contracts” in the amount $83,399 for the period ended December 31, 2011 in your reconciliations of Adjusted EBITDA to net income (loss) and net cash provided by (used in) operating activities. Tell us the reasons for the modification of derivative contracts, and explain your objective for including this item in your reconciliation.

1401 McKinney Street, Suite 2400 – Houston, Texas – 77010

Main Line (713) 452-2200 Fax (713) 452-2202

United States Securities and Exchange Commission October 2, 2013 Page 2

Response: In our reconciliation of Adjusted EBITDA for the period ended December 31, 2011, the adjustment for “loss on modification of derivative contracts” in the amount of $83.4 million represents the cash settlement paid to modify our existing oil fixed price swap derivative contracts, which settle in future periods, by increasing the strike price on those contracts to the then current market price. These derivatives contracts were entered into by our predecessor and were novated to us pursuant to transactions between entities under common control. We modified our derivatives contracts because the strike prices were significantly below the market price of the underlying commodity, which limited our ability to enter into additional commodity derivatives contracts and further reduce our exposure to adverse fluctuations in the prices of oil and natural gas.

It is important to note that we do not routinely modify our derivatives contracts. We did so in this instance for a specific business purpose – financial flexibility. All of these modifications occurred within a three month period during 2011. Other than the modifications that occurred during this period, we have not modified our derivatives contracts, and we do not currently anticipate modifying our contracts in the near term.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements to assess the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis, and the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness. In addition, management uses Adjusted EBITDA to evaluate cash available to pay distributions to our unitholders, develop existing reserves or acquire additional oil and natural gas properties. Therefore, our objective for including such amount as an “add-back” in the reconciliations of net income (loss) and net cash provided by (used in) operating activities to Adjusted EBITDA was to remove the effects of this loss because these modifications do not, and are not expected to, occur on a regular basis, and the impact of the loss on modification of the derivatives contracts distorts this performance measure as an indicator of our ongoing ability to generate cash sufficient to service our indebtedness and to pay distributions to unitholders.

2.	We note you adjust net income (loss) to remove the unrealized (gains) losses on commodity derivative contracts to compute the non-GAAP measure, Adjusted EBITDA. To the extent Adjusted EBITDA is intended to reflect cash flow associated with derivatives settled during the period, although limited to the cumulative gain or loss recognized under GAAP since the instruments were acquired (i.e., not including any amounts representing a recovery of cost), please revise your reconciliation to replace the line item “Unrealized (gain) loss on commodity derivative contracts” with two separate line items, one for the total commodity derivative loss (gain) reported in your Statements of Operations, and another for the net cash receipts (payments) for derivatives settled during the period. Please also add footnote disclosure to clarify that your adjustments for current period settlements of matured derivative contracts are limited to cumulative gains and losses that have been reported in prior periods in accordance with GAAP, reflect settlement activity for all commodity derivatives that were settled during the respective periods, whether received or paid, and will not include any portion representing recovery of cost.

United States Securities and Exchange Commission October 2, 2013 Page 3

Response: We acknowledge the Staff’s comment and propose to revise the reconciliation and related definition of Adjusted EBITDA to replace the line item “Unrealized (gain) loss on commodity derivative contracts” with two separate line items, one for the total commodity derivative loss (gain) reported in our Statements of Operations, and another for the net cash receipts (payments) for derivatives settled during the period. We will also add footnote disclosure to clarify that our adjustments for current period settlements of matured derivative contracts are limited to cumulative gains and losses that have been reported in prior periods in accordance with GAAP, reflect settlement activity for all commodity derivatives that were settled during the respective periods, whether received or paid, and will not include any portion representing recovery of cost.

We propose to revise this presentation prospectively in future filings with the Commission as illustrated in Exhibit A to this response letter, commencing with our Form 10-Q filing for the period ending September 30, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 71

Results of Operations, page 79

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 81

Effects on Commodity Derivative Contracts, page 82

3.	We note that you have references to realized gains (losses) and unrealized gains (losses) in various sections of your filing including in your financial statements and within MD&A. Since you are not applying hedge accounting, you should replace these disclosures with a discussion of the total periodic gain or loss recognized under GAAP, supplemented if pertinent with disclosure of the cash effects of settlements. Alternatively, if you are able to articulate the meaningfulness of the realized and unrealized distinctions, you should revise to ensure that amounts associated with such references are calculated in a manner that is consistent with FASB ASC 815-10-35-2, i.e. reflect only the periodic change in value recognized under GAAP.

Response: We acknowledge the Staff’s comment and will revise our financial statements, disclosures and any discussions that reference realized gains (losses) and unrealized gains (losses) by replacing such, consistent with our response to Comment 2, with reference to the total periodic gain or loss recognized under GAAP. We will also supplement such disclosures on the cash effects of settlement of derivative contracts where pertinent.

We propose to revise this presentation prospectively in future filings with the Commission, commencing with our Form 10-Q filing for the period ending September 30, 2013.

Exhibit 99.1

4.	The reserves report does not clearly state that the report was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC. Please obtain and file a revised report that addresses the requirements set forth in Item 1202(a)(8)(i) of Regulation S-K.

United States Securities and Exchange Commission October 2, 2013 Page 4

Response: We acknowledge the Staff’s comment and will submit a revised reserve report to state that the reserve report was prepared for the purpose of inclusion as an exhibit in our filings with the SEC.

We will file the revised reserve report pursuant to an “exhibit only” amendment to our Annual Report on Form 10-K for the year ended December 31, 2012.

5.	The reserves report refers to additional supplemental information such as Appendix 1 and Exhibits 1 through 23 that are not included in the report. Please obtain and file a revised reserves report to include the referenced supplemental information.

Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/fina1/2008/33-8995.pdf.

Response: We acknowledge the Staff’s comment and will submit a revised reserve report to provide the supplemental information reference in Appendix 1. We will remove the references to Exhibits 1 through 23 as we do not intend to include this supplemental information in the revised reserve report.

We will file the revised reserve report pursuant to an “exhibit only” amendment to our Annual Report on Form 10-K for the year ended December 31, 2012.

In connection with responding to the comments of the Staff, QR Energy, LP acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at (713) 452-2280 or Jeffery K. Malonson at Vinson & Elkins L.L.P. at (713) 758-3824.

United States Securities and Exchange Commission October 2, 2013 Page 5

Sincerely,

QR ENERGY, LP

By:	/s/ Cedric W. Burgher
Cedric W. Burgher
Chief Financial Officer

United States Securities and Exchange Commission October 2, 2013 Page 6

Exhibit A

Three Months Ended
September 30, 2013
Reconciliation of net income (loss) to Adjusted EBITDA and Distributable Cash Flow:	$
Net income	—
Loss (gain) on commodity derivative contracts, net (1)	—
Cash received (paid) to settle commodity derivative contracts, net (2)	—
Loss (gain) on effect of change in prices on gas imbalances	—
Depletion, depreciation and amortization	—
Accretion of asset retirement obligations	—
Interest (income) expense	—
Other (income) expense	—
Income tax expense (benefit)	—
Non-cash general and administrative expenses and acquisition and transaction costs	—
Adjusted EBITDA	$—

(1)	Represents total derivative loss (gain) reported on our consolidated statements of operations.
(2)	The purpose of this adjustment is to reflect commodity derivative gains and losses on a cash basis in the period the derivative contracts settled rather than the period the gain or loss was recognized for GAAP. It represents the net cash payments on commodity derivative contracts that were settled during the respective periods and do not include any cost recovery.